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SEC FILE NUMBER
8- 44401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Prebon Financial Products Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street
(No. and Street)

Jersey City (City) **New Jersey** (State) **07302** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Downey **(201) 557-5751**
(Area Code - Telephone No.)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Washington, DC
111

Two World Financial Center (Address) New York, (City) New York (State) 10281-1414 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02).

AFFIRMATION

I, Mark G. Downey, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Prebon Financial Products Inc. and subsidiary (together, the "Company"), as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — February 28, 2008
Date

Chief Financial Officer
Title

Subscribed and sworn to before me on this 28th day of February, 2008.

Notary Public

SEWKUMARI DEONARINE-HOSSAIN
Notary Public, State of New York
No. 01DE5024101
Qualified in Suffolk County
Commission Expires Feb. 22, 2011

PREBON FINANCIAL PRODUCTS INC.
AND SUBSIDIARY

(S.E.C. I.D. No. 8- 44401)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholder of
Prebon Financial Products Inc. and subsidiary:

We have audited the accompanying consolidated statement of financial condition of Prebon Financial Products Inc., and subsidiary, (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Prebon Financial Products Inc. and subsidiary at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2008

PREBON FINANCIAL PRODUCTS INC.
AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	29,916,800
Deposits with clearing organizations		218,100
Receivables from brokers or dealers and clearing organizations		31,656,500
Due from affiliates		1,176,100
Prepaid expenses		715,900
Income tax receivable		727,900
Other assets		614,500
TOTAL ASSETS	$	65,025,800

Liabilities and Stockholder's Equity

Liabilities

Payables to brokers or dealers and clearing organizations	$	9,676,800
Accrued personnel costs		23,355,900
Accounts payable and accrued liabilities		951,600
Due to affiliates		3,527,600
Drafts payable		29,400
Deferred tax payable		3,600
Total liabilities		37,544,900

Stockholder's Equity

Common Stock, $1.00 par value; 1,000 shares authorized, 1 share issued and outstanding		-
Paid in capital		2,377,200
Retained Earnings		25,103,700
Total stockholder's equity		27,480,900
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	65,025,800

See notes to Consolidated Statement of Financial Condition.

PREBON FINANCIAL PRODUCTS INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION YEAR ENDED DECEMBER 31, 2007

1. ORGANIZATION AND OPERATIONS

Prebon Financial Products Inc. and subsidiary (the "Company") is a wholly-owned subsidiary of Prebon Yamane (USA) Inc. ("PY(USA)"), which is a wholly owned subsidiary of Tullett Prebon Holdings Corp. ("TPHC"), which is a 100% owned subsidiary of Tullett Prebon Americas Holdings Inc ("TPAH"), which is a 100% wholly-owned indirect subsidiary of Tullett Prebon plc ("TPP"), the ultimate parent company and a United Kingdom public company.

In November 2007, PY(USA) was sold to and became a direct subsidiary of TPHC. Prior to that transaction, PY(USA) had been 100% owned by Fulton Prebon Administrative Services Inc. ("FPAS"), and FPAS was the direct subsidiary of TPHC.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is also an introducing broker with the National Futures Association ("NFA"). The Company acts principally as agent, on a give-up basis, in the placement of equity index, treasury and fixed income products, and other unlisted options among banks, corporations and other financial institutions. The Company's wholly-owned subsidiary, Prebon Energy, Inc. ("Prebon Energy") acts principally as an agent in the placement of energy products and related derivative transactions between energy producers, marketers, financial institutions and end users.

PY(USA), the Company's Parent, has agreed to provide adequate funds to enable Prebon Energy ("PE") to maintain positive stockholder's equity for or to meet in full its financial obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and use of estimates—The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes regarding personnel costs, tax and other matters. Actual results could differ materially from those estimates.

Basis of Consolidation—The accompanying consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, Prebon Energy. All material intercompany balances and transactions have been eliminated.

Securities transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition and are included in receivables from and payables to brokers or dealers, financial institutions and clearing organizations.

Income Taxes— The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of Tullett Prebon America Holdings, Inc ("TPAH"). For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with TPHC. Amounts due to or receivable from TPHC, with respect to current income taxes, are settled currently.

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry forwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. SFAS 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statement and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In February 2008, FASB issued FASB Staff Position 48-2, which defers the effective date of FIN 48 for entities, including the Company, to fiscal years beginning after December 15, 2007. The Company is currently evaluating the financial statement impact of adopting FIN 48.

New Accounting Developments— In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008. The Company adopted on January 1, 2008 SFAS No. 157 and the adoption did not have a material impact on the consolidated financial statement.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This provides the Company with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for the Company on January 1, 2008. The Company adopted on January 1, 2008 SFAS No. 159 and the adoption did not have a material impact on the consolidated financial statements.

Foreign Currency Transactions—Foreign currency transactions are translated at the rates in effect during the period. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the close of business at the consolidated statement of financial condition date.

Estimated Fair Value of Financial Instruments—Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the consolidated statement of financial condition.

Management estimates that the fair values of financial instruments recognized in the consolidated statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes short-term investments of $23,946,000, and other cash balances of $5,970,800. Short-term investments consist of money market funds held at various U.S. financial institutions. These investments are recorded at cost plus accrued interest, which approximates fair value, and have maturity dates of less than three months. The other cash accounts are held on deposit at several U.S. financial institutions.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers or dealers and clearing organizations are comprised of the following:

		Receivable		Payable
Commissions (net of allowance of $472,700)	$	13,863,700	$	-
Securities failed-to-deliver		16,348,300		-
Securities failed-to-receive		-		8,479,500
Clearing organizations		1,434,400		836,100
Trades pending settlement, net		10,100		-
Other		-		361,200
	$	31,656,500	$	9,676,800

5. RELATED PARTY TRANSACTIONS

Due from affiliates includes receivables in the normal course of business from Tullett Liberty Securities LLC for $610,400, Tullett Liberty Brokerage Inc. for $499,900, Prebon Securities Inc. for $63,000, Tullett Liberty Inc. for $2,700, and Prebon Canada Limited for $100.

Due to affiliates includes payables to TPHC for $2,102,600, PY (USA) for $1,002,100, and Tullett Liberty Limited for $422,900. Such payables are non-interest bearing obligations and are payable on demand.

During the year, the Company paid a dividend of $5,300,000 to PY(USA).

As noted in footnote 2, the Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAH (see note 7).

6. REGULATORY REQUIREMENT

As a broker/dealer registered with the SEC, NFA and FINRA, the Company is subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements. During 2007, the company changed methods of calculating its required

minimum net capital from the total aggregate indebtedness method to the alternative net capital method. At December 31, 2007, the Company had net capital of approximately $7,228,200, which was approximately $6,978,200 in excess of the minimum net capital requirement of $250,000. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Regulations under Section 15C of the Securities Exchange Act of 1934.

7. INCOME TAXES

At December 31, 2007, the Company had a net deferred tax liability of $3,600. Deferred tax assets and liabilities arise from temporary differences between the consolidated financial statement and taxable income. The Company's temporary differences are due to deferred compensation, bad debt expense, and unrealized foreign exchange gains and losses.

8. EMPLOYEE BENEFIT PLANS

TPHC maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

9. CONSOLIDATED SUBSIDIARY

The Company's subsidiary is not a "guaranteed subsidiary" for regulatory purposes. As a result, the subsidiary's assets and liabilities are not included in the Company's net capital computation.

10. CONTINGENCIES AND COMMITMENTS

Litigation - In the normal course of business, the Company may be subject to litigation. As of December 31, 2007, there were no pending legal actions against the Company. In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the consolidated statement of financial condition.

Guarantees - In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a correspondent clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company

may be required to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the correspondent clearing broker to charge the Company applies to all trades executed through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future non-performance by one or more counterparties. Accordingly, at December 31, 2007, the Company has recorded no liabilities with respect to these obligations.

11. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000 shares of common stock, $1 par value per share, of which 1 share was issued and outstanding at December 31, 2007.

With the exception of regulatory restrictions (see Note 6), there were no restrictions on the Company's ability to pay dividends.

12. MARKET AND CREDIT RISK

The Company's brokerage activities include execution of securities transactions on a riskless principal basis, as defined by FINRA, for undisclosed principals. Substantially all transactions settle within the prescribed time frames established under industry practices for each type of security.

The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2007, was approximately $6,699,891,500 and $6,699,901,600 respectively. Settlement of the Company's open securities transactions did not have a material effect on the Company's consolidated financial position.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2008

Prebon Financial Products Inc. and subsidiary
101 Hudson Street, 24th Floor
Jersey City, NJ 07302

In planning and performing our audit of the consolidated financial statements of Prebon Financial Products Inc. and subsidiary (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's consolidated financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END